EXHIBIT 99.1

News Release
TSX:RMX | NYSE.MKT:RBY
March 30, 2015

Rubicon Minerals Announces Filing of its Annual Financials for the Fiscal Year Ended
December 31, 2014

TORONTO, Ontario – Rubicon Minerals Corporation (TSX: RMX | NYSE-MKT: RBY) (“Rubicon” or the “Company”) today announced that it has filed its Annual Information Form, audited Consolidated Financial Statements and related Management’s Discussion and Analysis for the financial year ended December 31, 2014.  The Company confirms that its annual SEC filing under Form 40-F has been made and that copies of Rubicon’s annual financials can be obtained at www.rubiconminerals.com or www.sedar.com or http://www.sec.gov/edgar.shtml.

PR15-4 For more information, contact Allan Candelario, CFA, Vice President of Investor Relations
Phone: +1 (416) 766-2804  | E-mail: ir@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 400–44 Victoria St. | Toronto ON, CANADA  M5C 1Y2
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release